Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet

April 11, 2017

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.950% Medium-Term Notes, Series B due April 17, 2020
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TDU6 / US89236TDU60
Pricing Date:	April 11, 2017
Settlement Date:

April 17, 2017 (T+4)

The Issuer expects that delivery of the notes will be made against payment therefor on the Settlement Date, which will be the fourth U.S. business day following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the Pricing Date will be required by virtue of the fact that the notes initially will settle in four business days to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

Maturity Date:	April 17, 2020
Principal Amount:	$1,100,000,000
Benchmark Treasury:	UST 1.625% due March 15, 2020
Treasury Yield:	1.436%
Spread to Treasury:	+53 basis points
Price to Public:	99.954%
Commission:	0.225%
Net Proceeds to Issuer:	99.729% / $1,097,019,000
Coupon:	1.950% per annum
Yield:	1.966%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each April 17 and October 17, beginning on October 17, 2017 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	Barclays Capital Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC
Co-Managers:	CastleOak Securities, L.P. Fifth Third Securities, Inc. ING Financial Markets LLC Multi-Bank Securities, Inc. Santander Investment Securities Inc. U.S. Bancorp Investments, Inc.
DTC Number:	#773

Concurrent Offering:	Concurrently with this offering of the Notes, the Issuer is also offering by means of a separate term sheet (i) $650,000,000 Floating Rate Medium-Term Notes, Series B due April 17, 2020 and (ii) $500,000,000 2.900% Medium-Term Notes, Series B due April 17, 2024 (collectively, the “Other Notes”). This term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any of the Other Notes. Any offering of the Other Notes may be made only by means of a prospectus and related prospectus supplement.

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, calling Lloyds Securities Inc. collect at 1-212-930-5000, calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 and calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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